SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period August 7, 2009

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒                            Form 40-F        ❑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  ❑                              No                     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period June 1, 2009 to August 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

	By:	/s/ Stephen Foster
	Name:	Stephen Foster
	Title:	Company Secretary

	Date:	7 August, 2009

To:	The Manager Announcements Company Announcements Office Australian Stock Exchange

Public Announcement 2009 – 31AWC

Entitlement offer and adjustment to Convertible Bonds conversion price

Alumina Limited, as guarantor of the US$350,000,000 Convertible Bonds due 2013 issued by Alumina Finance Limited, recently completed an entitlement offer (rights issue) of approximately 980 million ordinary shares at an issue price of A$1.00 per share.

As a result of the entitlement offer and subsequent allocation of all shares issued under it, the conversion price of the Convertible Bonds has been adjusted in accordance with their terms and conditions from A$7.7613 to A$6.5668 (after disregarding fractions of one hundredths of cents that are carried forward under the terms and conditions to any subsequent adjustments). The adjusted conversion price applies with effect on and from 4 May 2009, the first date on which Alumina Limited’s ordinary shares traded ex-entitlement offer on the Australian Securities Exchange. At the adjusted conversion price, the Convertible Bonds are convertible in aggregate into 56,299,155 Alumina Limited ordinary shares.

/s/ Stephen Foster
Stephen Foster
Company Secretary

2 June 2009

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

To:	The Manager Announcements Company Announcements Office Australian Stock Exchange

Public Announcement 2009 – 32AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

9 June 2009

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

ALUMINA LIMITED

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	17 February 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a

Direct or indirect interest company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.	Indirect and direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect – Securities held by spouse Mrs Jane Morley Indirect – Securities held by The Morley Superannuation Fund of which Mr Morley is a beneficiary.

Date of change	1 June 2009

No. of securities held prior to change	559,805 fully paid ordinary shares in Alumina Limited.

Number acquired

28,901 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited Entitlement Offer and held indirectly by Mrs Jane Morley.

115,055 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited Entitlement Offer and held indirectly by The Morley Superannuation Fund.

247,909 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited Entitlement Offer and held directly by Mr Morley.

ALUMINA LIMITED

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition - $1.00 per share

No. of securities held after change	951,670 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2008 and the Supplementary Prospectus dated 4 May 2009.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

ALUMINA LIMITED

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	29 April 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the Prospectus dated

30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Date of change	1 June 2009

No. of securities held prior to change	66,234 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 46,364 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the Prospectus dated 1 September 2008 and the Supplementary Prospectus dated 4 May 2009.

Number disposed	n/a

ALUMINA LIMITED

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per share was paid under the Entitlement Offer.

No. of securities held after change	112,598 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the retail component of the Alumina Limited Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

ALUMINA LIMITED

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNEILLY

Date of last notice	17 February 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	1 June 2009

No. of securities held prior to change	67,732 fully paid ordinary shares in Alumina Limited

Number acquired	Acquired 47,413 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per share was paid.

ALUMINA LIMITED

No. of securities held after change	115,145 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the retail component of the Alumina Limited Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

ALUMINA LIMITED

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George John PIZZEY

Date of last notice	17 February 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Betty Pizzey Securities held by Yalambie Pty Ltd (Pizzey Superannuation Fund) of which Mr Pizzey is a beneficiary.

Date of change	1 June 2009

No. of securities held prior to change	34,880 fully paid ordinary shares in Alumina Limited.

Number acquired

12,921 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited Entitlement Offer and held indirectly by Mrs B Pizzey.

11,496 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited Entitlement Offer and held indirectly by the Pizzey Superannuation Fund.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per share was paid.

ALUMINA LIMITED

No. of securities held after change	59,297 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Issue of securities pursuant to the retail component of the Alumina Limited Entitlement Offer, the terms of which are described in the Prospectus dated

30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

ALUMINA LIMITED

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	10 February 2008

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary

Date of change	1 June 2009

No. of securities held prior to change

166,137 fully paid ordinary shares by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

191,600 fully paid ordinary shares in Alumina Limited not vested and indirectly held, subject to future performance testing under the Alumina Employee Share Plan.

Number acquired	116,296 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per ordinary share

ALUMINA LIMITED

No. of securities held after change

282,433 fully paid ordinary shares by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

191,600 fully paid ordinary shares in Alumina Limited not vested and indirectly held, subject to future performance testing under the Alumina Employee Share Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the retail component of the Alumina Limited Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

ALUMINA LIMITED

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Judith DOWNES

Date of last notice	12 February 2009

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by NP Downes Pty Ltd Staff Superannuation Fund of which Ms Downes is a beneficiary

Date of change	1 June 2009

No. of securities held prior to change	87,000 fully paid ordinary shares in Alumina Limited

Number acquired	60,900 fully paid ordinary shares in Alumina Limited pursuant to the retail component of Alumina Limited’s Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per ordinary share

ALUMINA LIMITED

No. of securities held after change	147,900 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to the retail component of the Alumina Limited Entitlement Offer, the terms of which are described in the Prospectus dated 30 April 2009 and the Supplementary Prospectus dated 4 May 2009.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

ALUMINA LIMITED

To: The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2009 – 35AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the six months ended 30 June 2009:

•	Public Announcement

•	Alumina Report

•	June 2009 Half-Yearly ASX Report

/s/ Stephen Foster
Stephen Foster
Company Secretary

6 August 2009

Alumina Limited

ABN 85004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0) 3 6699 2600

Fax +61 (0) 3 8699 2699

Email

info@aluminalimited.com

ALUMINA LIMITED

Disciplined Performance In Weak Market

Summary:

•	Net Profit After Tax $6 million

•	Underlying loss[1] of $15 million after tax

•	Disciplined operational performance and substantial reduction in costs

•	First output from Brazil projects

•	Gearing 9%

•	No interim dividend

	H108	H208	H109
Profit after tax (A$m)	44	124	6
Underlying earnings after tax (A$m)	152	50	(15)

Alumina Limited today announced a net profit after tax of $6 million and an underlying loss of $15 million after tax. The result covers the most uncertain period of the market downturn. During this period, the average aluminium price was below $1,400 per tonne. This had a major impact on margins but was partially offset by a disciplined operating performance from AWAC’s low cost refineries and a substantial reduction in average alumina production costs.

Alumina Limited CEO, John Bevan, commented, “The past six months have marked an extraordinarily difficult period for the aluminium industry. A strong performance from our lower cost refineries and our reduced cost base has enabled us to withstand this severe downturn in market conditions and gives us confidence in our position going forward. Total alumina production was reduced by 12% relative to the first half of 2008 and the cost reduction program has resulted in a substantial improvement in average alumina production costs. Although we remain cautious about the outlook for aluminium demand there is evidence that customer destocking is slowing and early positive signs of economic recovery in some key markets.”

No interim dividend will be paid for 2009. The Board will continue to review the dividend at each half year in light of current and expected business conditions.

Alumina’s debt at 30 June 2009, net of cash, was $280 million, compared with $981 million at the beginning of 2009. Cash held at 30 June 2009 was $193 million.

AWAC Operations

AWAC responded quickly to the deterioration in alumina demand by curtailing production and reducing costs to conserve cash.

Total AWAC alumina production for the first half of 2009 was 6.4 million tonnes, a reduction of 0.7 million tonnes over the second half of 2008. Production was rebalanced across AWAC’s eight refineries with lower cost refineries operating at record production levels and the balance of the refineries operating at an average that is less than half capacity.

AWAC average alumina refining cash costs in the first half were more than US$50 per tonne lower than full year 2008. This was achieved primarily as a result of curtailing higher cost production, lower energy prices and efficiency improvements.

Sales revenue declined by 46% compared to the second half of 2008 due to lower alumina and aluminium prices and demand.

Aluminium production at AWAC’s Victorian smelters in the first half was 188 thousand tonnes, 8 thousand tonnes lower than the second half of 2008. Aluminium margins were negatively impacted by costs incurred as a result of scheduled major maintenance at the Anglesea power station and lower aluminium prices and demand. Smelter restructuring and cost reduction initiatives previously announced as part of AWAC’s broader cash conservation measures are expected to be implemented in the second half of the financial year.

Sustaining capital expenditure for the refineries in the half was reduced to US$81 million, compared to the expenditure of US$312 million for full year 2008. This is consistent with the Company’s cash conservation program.

[1]	Underlying earnings are calculated by removing the impact of the revaluation of retirement benefit obligations and embedded derivatives from net profit after tax.

ALUMINA LIMITED

First Output from Brazil Projects

The expanded Alumar alumina refinery and the new Juruti bauxite mine have commenced commissioning, with the first output from the Alumar refinery achieved. Mechanical completion of both operations is expected to be achieved in the third quarter of 2009, as previously advised. The projects remain within the advised budget.

The Brazilian operations are a low cash cost operation and once commissioned they are expected to further reduce AWAC’s average cash cost of production. The Alumar refinery expansion will provide AWAC with an additional 1.1 million tonnes per annum, and the new Juruti bauxite mine will initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion.

Alumina has invested US$193 million in the AWAC growth projects in Brazil during the first half of 2009.

Prices and Exchange Rates

The LME aluminium price averaged US$0.66 cents per pound in the first half of 2009 (1H 2008: US$1.31; 2H 2008: US$1.07).

The AUD/USD exchange rate averaged 71 cents during the first half of 2009 (1H 2008: 92 cents, 2H 2008: 78 cents).

Alumina Limited Balance Sheet

Following the successful rights issue, Alumina has paid down outstanding US debt, and retained cash to assist with final capital contributions for the Brazil projects and other costs associated with the start up and commissioning of operations in Brazil. Cash held at period end was A$193 million.

Gearing was reduced to 8.6% from 29% at year end.

There are currently no net drawn debt facilities requiring repayment in 2009 or 2010.

Outlook

We remain cautious about the outlook for aluminium demand but there is evidence that customer de-stocking is slowing and early positive signs of economic recovery in some key markets.

The benefit of recent increases in LME aluminium prices will be realised in the second half of the financial year.

AWAC production levels will continue to be managed to respond to demand, optimise operating margins and conserve cash. AWAC alumina production costs remain on track to achieve the full year reduction of more than US$50 per tonne as previously advised.

Guidance relating to the impact of changes in LME prices and exchange rates have not changed.

Each one cent movement in the LME price is expected to impact 2009 underlying earnings by approximately A$13 million.

Underlying earnings will also reflect the impact of changes in the USD, with each one US cent movement in the average Australian dollar/US dollar exchange rate expected to impact 2009 underlying earnings by approximately A$7 million.

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to profitably grow, solely through investing world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

ALUMINA LIMITED

Media Contact:

Nerida Mossop, Hinton and Associates

03 9600 1979

0437 361 433

Analyst and Shareholder Contact:
John Bevan	Judith Downes
Chief Executive Officer	Chief Financial Officer
Phone: (03) 8699 2601	Phone: (03) 8699 2607

ALUMINA LIMITED

ALUMINA

Diagram of AWAC Operations	1
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	2
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	3
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	4
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	5

ALUMINA LIMITED

Diagram of AWAC Operations

[1]	As at 31 July 2009, 100%
[2]	AWAC entitled to 54% of expansion

ALUMINA LIMITED

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2008	1st Half 2008	2nd Half 2008	1st Half 2009
Sales and Operating Revenue	3,743.4	1,807.0	1,936.4	1,103.6
Revenue from Related Parties	2,566.0	1,336.0	1,230.0	606.9
Total Revenue	6,309.4	3,143.0	3,166.4	1,710.5
Cost of Goods Sold and Operating Expenses	(4,821.8)	(2,376.3)	(2,445.5)	(1,583.4)
Selling, Administration, Other Expenses and R&D Expenses	(128.7)	(60.0)	(68.7)	(51.7)
Provision for Depreciation, Depletion and Amortisation	(295.3)	(161.1)	(134.2)	(132.9)
Other	(39.1)	(14.7)	(24.4)	29.7
Total Expenses	(5,284.9)	(2,612.1)	(2,672.8)	(1,738.3)
Profit/(loss) before Taxes on Income	1,024.5	530.9	493.6	(27.8)
Provision for Taxes on Income	(432.5)	(174.9)	(257.6)	14.1
Net Income/(loss)	592.0	356.0	236.0	(13.7)
Members’ Equity
Opening Balance at Start of Period	5,417.9	5,417.9	6,579.3	6,023.6
Net Income/(loss)	592.0	356.0	236.0	(13.7)
Capital Contribution	1,618.2	748.0	870.2	647.4
Dividends Paid and Return of Capital to Partners	(736.7)	(291.2)	(445.5)	(196.5)
Common Stock Issued for Compensation Plans	5.0	4.1	0.9	1.9
Other Comprehensive Income/(Loss)	(872.8)	344.5	(1,217.3)	385.0
Closing Balance at End of Period	6,023.6	6,579.3	6,023.6	6,847.7

ALUMINA LIMITED

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2008		31 December 2008	30 June 2009
Cash and Cash Equivalents	120.2		70.0	58.3
Restricted cash	—		—	54.0
Receivables	870.5	[1]	708.3	419.6
Inventories	659.7		674.1	746.6
Prepaid Expenses and Other Current Assets	164.0		123.3	158.7
Total Current Assets	1,814.4		1,575.7	1,437.2

Property Plant & Equipment	5,747.4		5,530.1	6,231.2
Investments	257.3		237.3	270.6
Other Assets and Deferred Charges	1,031.7		947.8	1,182.7
Total Non-Current Assets	7,036.4		6,715.2	7,684.5

Total Assets	8,850.8		8,290.9	9,121.7

Short Term Borrowings	143.4		181.6	308.3
Payables	963.3		789.5	619.8
Taxes Payable	125.0		277.2	216.7
Accrued Compensation and Retirement Costs	205.8		181.7	201.3
Other Current Liabilities	105.4		78.7	90.6
Total Current Liabilities	1,542.9		1,508.7	1,436.7

Long Term Debt	—		—	—
Deferred Taxes	358.4		255.1	308.5
Other Long Term Liabilities	370.2		503.5	528.8
Total Non-Current Liabilities	728.6		758.6	837.3

Total Liabilities	2,271.5		2,267.3	2,274.0

Minority Interest	—		—	—
Equity	6,579.3		6,023.6	6,847.7
Total Liabilities & Equity	8,850.8		8,290.9	9,121.7

[1]

Receivables at 30 June 2008 included an amount of US$40 million advanced by Alcoa of Australia to a non-AWAC Alcoa Company, which is at call. This amount has been treated as a cash equivalent in calculating AWAC’s net debt.

ALUMINA LIMITED

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2008	1st Half 2008	2nd Half 2008	1st Half 2009
Operating Activities
Net Income/(loss)	592.0	356.0	236.0	(13.7)
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	295.3	161.1	134.2	132.9
Other Items*	(235.9)	(234.1)	(1.8)	(278.2)
Cash from/(used) in Operating Activities	651.4	283.0	368.4	(159.0)

Financing Activities
Dividends Paid & Return of Capital to Partners	(736.7)	(291.2)	(445.5)	(188.5)
Change in Debt	68.1	29.9	38.2	126.7
Additions to capital leases	30.0	—	30.0	(2.0)
Capital Contribution	1,618.2	748.0	870.2	647.4
Excess tax benefits from share based payment arrangements	0.6	1.2	(0.6)	—
Cash Used for Financing Activities	980.2	487.9	492.3	583.6

Investing Activities
Capital Expenditure	(1,530.5)	(678.7)	(851.8)	(463.8)
Net changes in related party note receivable	(87.0)	(47.8)	(39.2)	87.0
Investments for restricted cash	—	—	—	(54.0)
Other	(9.4)	1.5	(10.9)	(18.5)
Cash Used for Investing Activities	(1,626.9)	(725.0)	(901.9)	(449.3)

Effect of Exchange Rate Changes on Cash	(3.0)	6.0	(9.0)	13.0
Cash Generated / (Used)	1.7	51.9	(50.2)	(11.7)

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	68.3	68.3	120.2	70.0
Cash and Cash Equivalents at End of Period	70.0	120.2	70.0	58.3
Net Change in Cash and Cash Equivalents	1.7	51.9	(50.2)	(11.7)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

ALUMINA LIMITED

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2008	1st Half 2008	2nd Half 2008	1st Half 2009
USD Profit/(Loss) Before Taxes on Income (US GAAP)	1,024.5	530.9	493.6	(27.8)
Adjust for USD AIFRS Adjustments	(115.5)	(362.1)	246.6	60.4

Total USD Profit Before Taxes (AIFRS)	909.0	168.8	740.2	32.6

Total AUD Profit Before Taxes (AIFRS)	1,067.1	182.6	884.5	45.8

Alumina Limited Share of Equity Profit Before Tax	426.8	73.0	353.8	18.3

Less: Share of Equity Income Tax Expense	(184.2)	(27.1)	(157.1)	(3.5)

Alumina Limited Share of Equity Profit After Tax	242.6	45.9	196.7	14.8

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2009 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Down	86.3%	6.0

Dividends

	Current Period Six months ended 30 June 2009	Previous Corresponding Period Six months ended 30 June 2008
Interim dividend per share	Nil	12	¢
Franked amount per share	Nil	12	¢

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end.

AWAC has a small number of defined benefit schemes. The movement in future costs of retirement benefit obligations, net of investment returns, is also reflected in the Company’s equity share of AWAC’s result.

These accounting entries do not relate to operations during the current reporting period, and accordingly are removed from net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the six months to 30 June 2009 has been to increase net profit after tax by net $20.6 million (2008 $107.9 million decrease) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Six months ended 30 June 2009	Six months ended 30 June 2008
Net profit for the period, after tax	6.0	43.8
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	(8.2)	33.2
Equity share of AWAC embedded derivatives	(12.4)	74.7

Underlying (loss)/earnings for the period, after tax	(14.6)	151.7

This half yearly report is to be read in conjunction with the most recent annual financial report.

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Condensed consolidated income statement

	Total $A million
	Six months to 30 June 2009	Six months to 30 June 2008
Revenue from continuing operations	2.0	0.7
General and administrative expenses	(5.8)	(9.2)
Change in fair value of derivatives	9.5	—
Finance costs	(17.9)	(24.4)
Share of net profit of associates accounted for using the equity method	14.8	45.9

Profit before income tax	2.6	13.0
Income tax credit from continuing operations	3.4	30.8

Profit for the half year	6.0	43.8

Other comprehensive income/(loss)
Changes in the fair value of cash flow hedges	0.1	2.2
Exchange differences on translation of foreign operations	(279.7)	(34.0)
Income tax relating to components of other comprehensive (loss)	(8.8)	(30.8)

Other comprehensive (loss) for the half-year, net of tax	(288.4)	(62.6)

Total comprehensive (loss) for the half-year attributable to the owners of Alumina Limited	(282.4)	(18.8)

Earnings per share (EPS)

	Six months ended 30 June 2009		Six months ended 30 June 2008
Basic EPS	0.3	¢	3.1	¢[1]
Diluted EPS	0.3	¢	3.1	¢[1]

[1]	Prior period EPS adjusted for rights issues

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Condensed consolidated statement of financial position

	30 June 2009 $A million	31 December 2008 $A million	30 June 2008 $A million
Current Assets

Cash and cash equivalents	193.0	66.8	10.9
Derivative financial instruments	10.5	6.6	—
Related party loan	101.4	72.1	—
Receivables – other	2.7	0.6	1.3
Other assets	6.9	1.6	—

Total current assets	314.5	147.7	12.2

Non-current Assets

Investments accounted for using the equity method	3,628.5	3,748.6	2,806.8
Property, plant and equipment	0.2	0.2	0.2
Deferred tax assets	—	2.1	—

Total non-current assets	3,628.7	3,750.9	2,807.0

Total assets	3,943.2	3,898.6	2,819.2

Current Liabilities

Payables	1.4	4.8	3.9
Interest bearing liabilities	8.7	360.9	26.1
Current tax liabilities	0.3	0.4	18.2
Related party loan	—	50.8	—
Provisions	0.2	0.1	0.2
Other	1.0	1.6	2.8

Total current liabilities	11.6	418.6	51.2

Non-current Liabilities

Interest bearing liabilities	464.1	686.9	1,087.9
Deferred tax liabilities	—	—	3.4
Provisions	0.3	0.3	0.5

Total non-current liabilities	464.4	687.2	1,091.8

Total liabilities	476.0	1,105.8	1,143.0

Net assets	3,467.2	2,792.8	1,676.2

Equity

Contributed equity	2,401.5	1,444.4	547.3
Treasury shares	(1.1)	(0.7)	(0.7)
Reserves:
- Group	(74.1)	214.3	(21.0)
- Associates	2.0	1.9	3.6
Retained profits:
- Group	849.1	743.6	722.4
- Associates	289.8	389.3	424.6

Total equity	3,467.2	2,792.8	1,676.2

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Condensed consolidated statement of changes in equity

	Contributed Equity [1] $A million	Reserves $A million	Retained earnings $A million	Total $A million
Balance as at 1 January 2008	411.2	14.0	1,238.7	1,663.9
Total comprehensive income/(loss) for the half-year	—	(62.6)	43.8	(18.8)

Transactions with owners in their capacity as owners:
Dividend Reinvestment Plan	135.4	—	—	135.4
Option premium on convertible bonds	—	30.8	—	30.8
Movement in share based payments reserve	—	0.4	—	0.4
Dividends provided for or paid	—	—	(135.5)	(135.5)

Balance at 30 June 2008	546.6	(17.4)	1,147.0	1,676.2

Balance as at 1 January 2009	1,443.7	216.2	1,132.9	2,792.8
Total comprehensive income/(loss) for the half-year	—	(288.4)	6.0	(282.4)

Movement in treasury shares	(0.4)	—	—	(0.4)
Rights issue, net of transaction costs	953.8	—	—	953.8
Tax impact of transaction costs	3.3	—	—	3.3
Movement in share based payments reserve	—	0.1	—	0.1

Balance at 30 June 2009	2,400.4	(72.1)	1,138.9	3,467.2

[1]	Contributed equity includes Treasury shares

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Condensed consolidated statement of cash flows

	Six months to 30 June 2009 $A million	Six months to 30 June 2008 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(9.7)	(8.1)
GST refund received	0.4	0.4
Dividends received from associates	112.0	124.0
Distributions from partnership	2.3	—
Interest received	0.8	0.5
Interest paid	(17.8)	(36.5)
Income taxes paid	(0.1)	(0.4)
Other	(0.1)	0.1

Net cash inflow from operating activities	87.8	80.0

Cash Flows Related to Investing Activities
Payments for investment in associates	(273.8)	(322.5)
Payments for investments in partnership	(88.0)	—
Proceeds from option premiums	5.6	—

Net cash outflow from investing activities	(356.2)	(322.5)

Cash Flows Related to Financing Activities
Loans to related parties	(43.7)	—
Proceeds from issue of shares	—	118.2
Proceeds from issue of convertible bonds	—	360.0
Proceeds from rights issue	980.3	—
Payments for rights issue related costs	(26.5)	—
Proceeds from borrowings	637.8	647.8
Repayment of borrowings	(1,050.4)	(778.4)
Proceeds from related parties	10.5	—
Repayments to related parties	(59.2)	—
Proceeds from return of capital	0.6	—
Dividends paid	—	(118.3)

Net cash inflow from financing activities	449.4	229.3

Net Increase/(Decrease) in Cash and cash equivalents	181.0	(13.2)
Cash and cash equivalents at the beginning of the reporting period	66.8	29.1
Exchange rate adjustments	(54.8)	(5.0)

Cash and cash equivalents at the end of the reporting period	193.0	10.9

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Reconciliation of Cash

	As at 30 June 2009 $A million	As at 30 June 2008 $A million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	5.6	7.8
Money market deposits (with maturity on investment three months or less)	187.4	3.1

Cash assets	193.0	10.9

Total cash and cash equivalents at the end of the reporting period	193.0	10.9

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

1. Basis of Preparation of Half-Year Report

This general purpose financial report for the interim half year reporting period ended 30 June 2009 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2008 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year and corresponding interim reporting period.

2. Consolidated Retained Profits

	Six months to 30 June 2009 $A million	Six months to 30 June 2008 $A million
Retained profits at the beginning of the reporting period	1,132.9	1,238.7

Net profit attributable to members of Alumina Limited	6.0	43.8

Dividends and other equity distributions paid *	—	(135.5)

Retained profits at the end of the reporting period	1,138.9	1,147.0

*	Following the payment of the dividend on 31 March 2008, 23,883,213 shares were issued under the Company’s Dividend Reinvestment Plan. The issue of shares under the DRP was fully underwritten by UBS AG. 20,863,234 of the shares (87%) were issued to the underwriter.

3. Income Tax

	Six months to 30 June 2009 $A million	Six months to 30 June 2008 $A million
Profit from ordinary activities before tax	2.6	13.0

Prima facie tax expense for the period at the rate of 30%	(0.8)	(3.9)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt income	(12.6)	(45.9)
Previously unrecognised tax losses now recouped to reduce current tax expense	(2.4)	(5.6)
Amounts assessable for tax	1.4	3.0
Income not derived	(14.2)	—
Non-deductible expense	6.8	7.2
Effect of intragroup items that are deductible in determining taxable profit	—	(3.4)

Net movement	(21.0)	(44.7)

Consequent reduction in charge for income tax	6.3	13.4

Over provision of tax in prior years	(2.1)	21.3

Aggregate Income tax credit for the reporting period	3.4	30.8

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

4. Earnings Per Share (EPS)

	Six months to 30 June 2009		Six months to 30 June 2008
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	0.3	¢	3.1	¢[1]
Diluted EPS	0.3	¢	3.1	¢[1]
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,855,112,750		1,405,369,507

The convertible bonds of US$350 million issued in May 2008 could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were anti-dilutive for the period.

[1]	Prior period EPS adjusted for rights issues

5. Net Tangible Asset Backing Per Security

Net tangible asset backing per ordinary security	$1.30	$1.20

6. Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or increased control of entities for the six months ended 30 June 2009.

7. Dividends

No dividend has been declared since half-year end.

Franking account balance as at 30 June 2009 was $239.8 million.

8. Amount Per Share

	Six months to 30 June 2009	Six months to 30 June 2008
Interim dividend per share (cents)
Amount per share	Nil	12	¢
Franked amount per share at 30% tax rate	Nil	12	¢

9. Interim Dividend on All Shares

	Six months to 30 June 2009 $A million	Six months to 30 June 2008 $A million
Interim dividend payable/paid on ordinary shares	—	138.3

Total	—	138.3

10. Details of Aggregate Share of Results of Associates

	Six months to 30 June 2009 $A million	Six months to 30 June 2008 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	18.3	73.0
Income tax on ordinary activities	(3.5)	(27.1)

Net profit attributable to members of Alumina Limited	14.8	45.9
Dividends and distributions received/receivable by Alumina Limited	114.3	124.0

Surplus of dividends/distributions received over equity share of profits	99.5	78.1

ALUMINA LIMITED

11. Material Interests In Entities Which Are Not Controlled Entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Six months to 30 June 2009	Six months to 30 June 2008	Six months to 30 June 2009 $A million	Six months to 30 June 2008 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	14.8	45.9

12. Ratios

	Six months to 30 June 2009%	Six months to 30 June 2008%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the reporting period	0.4	5.2

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

13. Issued and Quoted Securities At End Of Current Reporting Period

Category of Securities	Number issued	Number quoted	Issue price per share
Ordinary shares
Fully paid	2,440,196,187	2,440,196,187
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current reporting period:
Increase in fully paid shares following Entitlement Offer	980,338,936		$1.00

14. Financing Facilities

	Half year ended 30 June 2009 $A million		Year ended 31 Dec 2008 $A million
The facilities available at end of reporting period were as follows:
Total loan facilities	1,416.1	*	2,201.2
Used at end of reporting period – borrowings	472.8		1,047.8
Used at end of reporting period – equity	47.9		62.6
Available at end of reporting period	895.4		1,090.8

Funding facilities include bilateral bank facilities, a syndicated loan and a convertible bond. The syndicated facilities are available in US, EURO and Australian dollars. The bilateral facilities are available in both US and Australian dollars and some are available in EURO. The US dollar and EURO amounts have been converted to Australian dollar equivalents at period end exchange rates.

*	The convertible bond includes a financial liability and an option component. At period end, the value of the liability was A$382.3 million and the option value was A$47.9 million.

During the first half of 2009, the Company completed a planned refinancing programme, strengthening its balance sheet by extending the maturity of debt that was due to mature in 2009, the majority until 2012. The maturity of a further US$100 million facility, due to mature in 2010, was extended to 2012. The Company has US$300 million of committed undrawn facilities that mature in 2012, and US$187 million of committed partially drawn facilities that mature in 2011.

15. Segment Information

Business Segment

Alumina Limited’s primary asset is its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). The Company operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

16. Events Occurring After the Balance Sheet Date

AWAC finalised the acquisition of 45% of the Suralco joint venture in Suriname from BHP Billiton on 31 July 2009. The financial impact of this transaction is minimal.

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 10 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and of its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

/s/ John Bevan
John Bevan

Director

Melbourne

6 August 2009

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled (the Group) at the end of, or during, the half year to 30 June 2009.

Directors

The following persons were Directors of Alumina Limited during the half year and up to the date of this report.

D M Morley

J A Bevan

P A F Hay

R J McNeilly

J Pizzey (Alternate J S Downes)

Basis of Financial Report Preparation

This half-yearly general purpose financial report is for the interim half year reporting period ended 30 June 2009 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2008 and any public announcements made by Alumina Limited and its controlled entities (the Group) during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Comments are for the six months ended 30 June 2009, with comparatives for the six months ended 30 June 2008 and 31 December 2008 shown in parentheses.

REVIEW OF ALUMINA LIMITED 2009 HALF YEAR RESULTS

•	Net Profit and Underlying Earnings

The financial results for Alumina Limited include the Company’s 40% equity share of the six months’ results of Alcoa World Alumina and Chemicals (AWAC) and associated corporate activities.

The Group’s net profit after tax for the first half of 2009 was A$6.0 million (1H08: A$43.8 million; 2H08: A$124.2 million).

The Group’s (Alumina’s) underlying earnings for the period decreased to a negative A$14.6 million. (1H08:A$151.7 million; 2H08:A$49.9 million). The main driver in the result was the reduction of equity accounted profit from Alumina Limited’s 40% share of the AWAC joint venture, which was negatively impacted by lower global prices and lower demand for alumina and aluminium.

Underlying earnings have been calculated by deducting from reported net profit for the period an amount of $20.6 million (1H08: A$107.9 million add back; 2H08: A$74.3 million deduction) relating to the net value of non-cash entries which do not reflect the half year’s operations.

Underlying earnings is calculated by reversing the impact of embedded derivatives and actuarial gains and losses, net of investment returns, of pension plans from the net profit after tax number.

The embedded derivatives arise from energy supply contracts in Australia. Contract prices vary in part based on movements in the price of aluminium on the London Metal Exchange, thus giving rise to an embedded derivative in the contract. This embedded derivative is accounted for separately, with movements in the derivative recognised in profit and loss each period.

There are a number of defined benefit plans in the entities that are associates of Alumina. Alumina reverses the impact of actuarial gains and losses, net of investment returns, on the performance of those schemes to calculate underlying earnings.

We report the Group’s underlying earnings, in addition to net profit, as Directors believe this provides a better understanding of the Group’s performance for the period.

•	Returns and Dividend

Return on Equity was 0.4% (1H08: 5.2%; 2H08:11.1%). Return on equity based on underlying earnings was negative 1.0% (1H08: 17.9%; 2H08: 4.5%). Earnings per share were 0.3 cents per share (1H08: 3.1 cents per share; 2H08: 8.1 cents per share). Underlying earnings per share were negative 0.8 cents per share (1H08: 10.8 cents per share; 2H08: 2.6 cents per share).

No dividend has been declared for the current half. (1H08: 12 cents per share; 2H08: A$ Nil).

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

Significant Events During the Period

Alumina Limited announced a non-renounceable rights issue on 30 April 2009.

The Institutional Entitlement Offer was fully underwritten, and raised approximately A$741 million. The Retail Entitlement Offer was not underwritten. The total amount raised, net of costs, was approximately A$954 million.

The funds raised were used to repay bank debt, reduce gearing and strengthen the balance sheet. Alumina’s stronger balance sheet, following this raising, positions Alumina Limited to manage through the current period of lower prices in the global alumina and aluminium industries.

ALUMINA LIMITED

Net Profit After Tax

The Group’s main income source is its equity accounted profit from its holding of 40% in AWAC, a joint venture with Alcoa Inc. Alcoa Inc owns the remaining 60% of AWAC and manages the operations.

The Group’s share of AWAC equity income for the first half of 2009 was A$14.8 million, compared to A$45.9 million in the first half of 2008 and A$196.7 million in the second half of 2008. The main driver of the reduction in profit was the decrease in global alumina and aluminium prices and demand, partially offset by reduced costs of production.

Other income for the half includes a profit of A$9.5 million from Brazil Real options. These options were transacted in December 2008 to limit Alumina’s exposure to movements in the Brazilian Real/US dollar exchange rate in respect of the continued funding of the AWAC projects in Brazil.

Corporate costs of A$5.8 million were down 37% compared to 1H08, and 42% on 2H08 (1H08: A$9.2 million; 2H08: A$10 million).

Interest expense for the half was A$17.9 million, a reduction of 27% from 1H08 (1H08: A$24.4 million; 2H08: A$24.4 million). Alumina’s debt is mainly US dollar, with a small component in Euro. Interest payments on the floating rate debt decreased with the reduction in Libor over the half, offset by increases in credit spreads as a result of Alumina’s Standard & Poor’s rating moving from BBB+ to BBB- on 2 April 2009 and renegotiations.

The Group has no currency hedging or commodity derivatives in place, other than the remaining USD/Brazilian Real currency option contracts. These remaining options all mature during the second half of 2009.

Dividends and distributions received by Alumina Limited from AWAC during the first half of 2009 totalled A$114.3 million (1H08: A$124.0 million; 2H08: A$232.0 million). The dividends were fully franked dividends from Alcoa of Australia.

Dividend

Directors have not declared a final dividend for the half year ended 30 June 2009. This decision was taken to preserve cash and was consistent with other cash conservation measures implemented by Alumina. The Board will review its dividend at each half year in light of the current and expected business conditions.

Balance Sheet

Following the successful rights issue, Alumina has paid down outstanding debt, and retained cash to assist with final capital contributions for the Brazil projects and other costs associated with the start up and commissioning of operations in Brazil. Cash held at period end was A$193 million.

Gearing was reduced to 8.6% from 29% at year end.

Debt facilities outstanding at 30 June 2009 include the fully drawn US$350 million convertible bond. In addition, Alumina had drawings of US$74 million, drawn mainly against facilities with maturity in the second half of 2011. Further undrawn committed facilities, maturing in 2011, of US$121 million are available to the Company. Alumina also has available US$300 million of undrawn committed facilities that mature in 2012. There are no net drawn debt facilities requiring repayment in 2009 or 2010.

Alumina has invested a further US$193 million in the AWAC growth projects in Brazil during the first half of 2009.

Shareholder’s equity increased by A$954 million as a result of the rights issue, and A$6.0 million as a result of current period profits, offset by movements in the foreign currency translation reserve.

Contingent Liabilities

There were no contingent liabilities as at 30 June 2009.

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

AWAC 2009 PERFORMANCE

The AWAC operation is managed by Alcoa Inc on behalf of the joint venture partners. Alcoa Inc owns 60% of the joint venture, and Alumina Limited owns 40%.

This result reflects compression of AWAC’s margin due to lower realised sales prices and demand for alumina and aluminium, partially offset by cost improvements.

The average AUD/USD exchange rate for the half was 71 cents (1H08: 92 cents, 2H08: 78 cents).

AWAC Production

Production of alumina for the half was 6.4 million tonnes (1H08: 7.3 million tonnes; 2H08: 7.1 million tonnes). The curtailment of production at a number of AWAC’s Atlantic based refineries has amounted to 15% of capacity. During the period, Pinjarra, Wagerup and Jamalco refineries established six monthly production records.

Aluminium production was 188 thousand tonnes, a reduction of 8 thousand tonnes from the second half of 2008. This reduction included announced curtailments totalling 53,000 tonnes at the Portland smelter where the units of production were linked to overall market conditions, including higher energy costs.

June 2009 Half Yearly ASX Report

AWAC Revenue

AWAC revenue was down US$1,456 million on the second half of 2008. 21% of the reduction reflected reduced volume, with the remaining decrease resulting from lower global aluminium and alumina prices. The average LME aluminium price for the half was US$1,464 per tonne, or US$0.66 cents per pound (1H08: LME average US$2,888 per tonne; 2H08: LME average US$2,366 per tonne). The higher percentage linkage of AWAC’s alumina price to the aluminium price in the half had a positive impact on revenues.

AWAC Costs

The Company advised in January 2009 that AWAC refining costs in US dollars were expected to decline by more than US$50 per tonne, compared to the average 2008 cost. This target has been met.

Market prices for caustic fell during the half, however due to the nature of caustic contracts and inventory levels, the impact of the reduction in prices is not fully reflected in the results for the first half of 2009.

AWAC took a number of steps to decrease operating costs this half. Salaries were held constant, contractors were reduced, procurement policies were reviewed and amended, and sustaining capital expenditure was reduced. The focus on cash conservation has reduced general administration expenses by 25% compared to second half 2008.

AWAC Profit and Loss

AWAC profits were impacted by the translation of closing balance sheet items, with the strengthening of the Australian dollar, Euro and the Brazilian Real against the US dollar resulting in a positive impact of US$30 million for the half (1H08: negative US$19 million, 2H08: US$35 million).

AWAC’s two smelters have made significant reductions in cash costs during the half. However these benefits have been more than offset by the lower LME price for aluminium for the half. Costs of US$8 million were incurred for the upgrade of the Anglesea power station, below the original estimate of US$12 million.

AWAC Cash Management

AWAC had net debt of US$250 million at half year end. Cash from operating activities was impacted by outflows for other non-current assets, mainly payments of VAT in Brazil (these amounts are recoverable in future years), and mine development expenditure in Brazil. Inventory levels rose, reflecting the large caustic stocks held at lagged prices, and an increase in oil held as stock after the cessation of a consignment arrangement. Current planning will see inventory levels reduced by year end, releasing more cash.

AWAC Capital Expenditure

Capital invested by Alumina Limited for the six months in Brazil was US$193 million. The Alumar refinery is in the commissioning phase, with first output already achieved. The Juruti bauxite mine is also in commissioning, and the first shipment of bauxite is expected during the third quarter of the year.

The investment in Brazil commenced in 2005 and covers the development of a bauxite mine and related infrastructure at Juruti and the expansion of the Alumar refinery. Total expected capital investment remains in line with the US$3.7 billion cost of the project that was announced in July 2008.

During April, AWAC announced the agreement in principle to acquire a 45% share of the Suralco joint venture in Suriname from BHP Billiton. The Suralco joint venture is held 55% by AWAC, and 45% by BHP Billiton. The transaction was finalised in July.

Sustaining capital expenditure on refineries was decreased to US$81 million in the half (1H08: US$105 million; 2H08: US$207 million).

ALUMINA LIMITED

June 2009 Half Yearly ASX Report

OUTLOOK

The outlook for the aluminium market globally remains uncertain, and depends on the recovery in firstly China, and then US and European economies. Worldwide consumption of aluminium in 2009 is still expected to be 7% below 2008 levels.

There is anecdotal evidence of manufacturing de-stocking coming to an end and early evidence of stimulus packages in China and elsewhere stabilising, and in some cases increasing, demand.

Manufacturers of aluminium have announced curtailed production capacity, representing a decrease of 17% over 2008. Similar levels of alumina production have been curtailed.

The imbalance between supply and demand in the first half of the year has seen stocks rise on the LME to 4.6 million tonnes. This stock, together with producer stocks, represent approximately 64 days of consumption.

Despite this growth in LME stocks, LME prices have risen by over 50% since the low point in March, reflecting an anticipated recovery in the market.

Production costs for alumina in the second half are expected to be impacted by higher energy costs and a weaker US dollar, offset by reductions in the cost of caustic soda and continued production efficiency gains.

With the commissioning of the expansion of the Alumar refinery, AWAC will move further down the world alumina cost curve. This position on the cash cost curve provides AWAC with resilience during the current downturn, and, coupled with flexible management of production in response to market conditions, positions AWAC with strong leverage to a recovery in industry conditions.

We are not changing the guidance we provided at our 2008 year end results. The Group’s underlying earnings for 2009 are expected to reflect the impact of the following factors:

•

a US one cent movement in the average 3-month LME aluminium price is expected to impact 2009 underlying earnings by approximately A$13 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•

each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact 2009 underlying earnings by approximately A$7 million. This sensitivity excludes any effect of revaluing US dollar balance sheet items at period end.

AWAC’s alumina production costs in 2009 are expected to reduce by more than US$50 per tonne. Actual costs will be impacted by the volatile commodity and foreign exchange rates and variations in the proportionate contribution of AWAC operations.

AWAC will continue to monitor demand, and production levels in the second half will respond to the conditions during the half.

Alumina Limited’s borrowing costs for 2009 are expected to be lower than 2008, following the repayment of debt after the entitlement offer, and the reduction in interest expense from a lower Libor.

ALUMINA LIMITED

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2008. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website: www.pwc.com/au

Auditor’s Independence Declaration

As lead auditor for the review of Alumina Limited for the half year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

/s/ Chris Dodd
Chris Dodd	Melbourne
Partner	6 August 2009
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent auditor’s review report to the members of Alumina Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Alumina Limited, which comprise the statement of financial position as at 30 June 2009, the income statement, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for Alumina Limited Group (the consolidated entity). The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Liability limited by a scheme approved under Professional Standards Legislation

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2009 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Chris Dodd
Chris Dodd	Melbourne
Partner	6 August 2009